EXHIBIT 99.1

Top Ships Inc. Announces Closing of Its Public Offering

ATHENS, Greece, June 12, 2014 (GLOBE NEWSWIRE) -- Top Ships Inc. (Nasdaq:TOPS) (the "Company" or "Top Ships") today closed its previously-announced underwritten public offering of 10,000,000 shares of its common stock, and warrants to purchase 5,000,000 common shares, at $2.00 per common share and $0.00001 per warrant. The warrants have an exercise price of $2.50 per share, are exercisable immediately, and will expire five years from the date of issuance. Top Ships has granted the underwriters a 45-day option to purchase up to an additional 1,500,000 common shares and/or up to 750,000 additional warrants to cover over-allotments, if any. The underwriters have partially exercised this option to purchase 330,000 additional warrants.

The gross proceeds from this offering before deducting the underwriting discount and other offering expenses payable by the Company were $20,000,050. The net proceeds of this offering are expected to be used to finance part of Top Ship's contractual commitments in relation to its fleet and for working capital and general corporate purposes.

Aegis Capital Corp. acted as the sole book-running manager of the offering.

The offering was made pursuant to a registration statement that was declared effective by the Securities and Exchange Commission (the "SEC") on June 6, 2014. A final prospectus relating to the offering is available on the SEC's website, www.sec.gov. Copies of the final prospectus may be obtained from Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY, 10019, telephone: 212-813-1010 or email: prospectus@aegiscap.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Top Ships Inc.

Top Ships Inc. is an international ship-owning company.

For more information about Top Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT: Alexandros Tsirikos
         Chief Financial Officer
         Top Ships Inc.
         1, Vassilissis Sofias Str. &
         Meg. Alexandrou Str.
         151 24, Maroussi, Greece
         Tel: +30 210 812 8180
         Email: atsirikos@topships.org